Exhibit 12.1

Stone Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings:
Net income (loss) before income taxes	$303,466	$152,711	($334,830)	($1,516,155)	$270,420
Plus fixed charges	51,322	42,975	46,934	39,643	48,268
Less capitalized interest	(42,033)	(30,783)	(25,573)	(26,400)	(16,200)

Total earnings	312,755	164,903	(313,469)	(1,502,912)	302,488

Fixed charges:
Interest expensed (a)	9,289	12,192	21,361	13,243	32,068
Interest capitalized	42,033	30,783	25,573	26,400	16,200

Total fixed charges	51,322	42,975	46,934	39,643	48,268

Ratio of earnings to fixed charges	6.1	3.8	(b )	(c )	6.3

(a)	Includes amortization of bond discount.
(b)	Due to the March 31, 2009 and December 31, 2009 pre-tax ceiling test write-downs of $343,932 and $165,057, respectively, in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2009 were insufficient to cover fixed charges in the amount of $334,830.
(c)	Due to the December 31, 2008 $1,324,327 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2008 were insufficient to cover fixed charges in the amount of $1,516,155.